SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

__________________________VALUE HOLDINGS INC._________________________
                            (Name of Issuer)

________________________________Common________________________________


______________________________92039J 10 0_____________________________
                            (CUSIP Number)

                       Telephone number: 305 447-8801

    Ida Ovies, 2407 Douglas Rd, Suite 400, Miami, FL 33145 (305) 447-8801
               (Name, Address and Telephone Number of Person
             Authorized to receive Notices and Communications)

          __________________March 24, 2000______________________
                 (Date of Event Which Requires Filing
                           of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject, class of securities and for any subsequent amendments containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange ("Act") of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, are the Notes).

(Continued on following page(s))
Page 1 of 5 Pages





























                      Page 2 of 5 Pages
CUSIP No. 92039J 10 0

                                                    13D
1 NAMES OF REPORTING PERSONS
LWX HOLDINGS, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)__
                                                        (b)__

3   SEC USE ONLY

4 SOURCE OF FUNDS  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION - FLORIDA

NUMBER OF      7 SOLE VOTING POWER
  SHARES       8 SHARED VOTING POWER
BENEFICIALLY   9 SOLE DIPOSITIVE POWER 12,500,000
OWNED BY      10 SAHRED DISPOSITIVE POWER
EACH REPORTING
PERSON

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,500,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  - 7.7%

14  TYPE OR REPORTING PERSON    -  IN



Item 1.  Security and Issuer

	Common Stock
	Value Holdings, Inc.
	2407 Douglas Road, Suite 400
	Miami, Florida  33145

Item 2.  Identity and Background

	(a)	Name of Reporting Person:
		LYON WEXLER
  LWX HOLDINGS, INC. A FLORIDA CORPORATION


	(b)	Business Address:
		65 Passmore Ave.
		Toronto, Ontario Canada

	(c)	Principal Business:
	Mr. Wexler is the Chief Operating Officer of Network Forest Products Limited,
,a subsidiary of the issuer. He is the sole director and beneficial owner of
LWX Holdings, Inc., a personal holding company.

	(d)	The undersigned has not, during the last five years, been convicted in
a 		criminal  proceeding (excluding traffic violation or similar misdemeanors).

	(e)  	The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the  undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	(f)	Mr. Ziner is a citizen of Canada. LWX Holdings, Inc., is a Florida
Corporation.

Item 3.   Source and Amount of Funds or Other Consideration

	The securities were in consideration of the undersigned is providing consulting services to the Issuer in connection with the purchase of the assets of John Ziner Lumber Limited.

Item 4.  Purpose of Transaction

	The acquisition described herein was made for investment purposes. The undersigned has no plans or proposals which relate to or would result in:


	(a) 	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

	(b)  	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c) 	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

	(d) 	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) 	Any material change in the present capitalization or dividend policy of the issuer;

	(f)  	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)  	Changes in the issuer's charter, by laws or instruments corresponding
thereto 	or other actions which may impede the acquisition of control of the issuer by any person;

	(h)  	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)  	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

	(j) 	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

	(a)  See Item 11 and 13 on page 2 hereof.

	(b)  See Item 7-10 on page 2 hereof.

	(c)  The undersigned acquired 12,500,000 shares of the Issuer's Common Stock in a private transaction from the Issuer. Such shares were transferred on or about March 24, 2000.

	(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

Item 6.  Contracts, Arrangements, Understandings or Relationship
With Respect to Securities of the Issuer

	On May 18, 2000 Mr. Ziner, president and CEO of the Issuer, and LWX Holdings, Inc., a company beneficially owned by Lyon Wexler, COO of the Network Forest Products Limited, a wholly owned subsidiary of the Issuer, entered into a Direct Control Agreement wherein Mr. Ziner was given voting control over 12,500,000 shares owned by LWX Holdings, Inc.

	That agreement has been subsequently modified to include only 12,200,000 shares held LWX Holdings.

Item 7.  Material to be Filed as Exhibits

9.01	May 18, 2000 Direct Control Agreement between Robert Ziner and LWX
Holdings.


SIGNATURE

	After reasonable inquiry and to the best of its knowledge and belief, Robert
 Ziner, certifies that the information set forth in this statement is true, complete and correct


							Date: 	September ____ , 2000


							By:________________________
								Lyon Wexler, Director

Exhibit 9.01 Direct Control Agreement

Direct Control Agreement

	Agreement made this ____ day of May 2000, between the undersigned shareholders of Value Holdings, Inc., a corporation organized under the laws of the state of Florida, and having its principal office at 2307 Douglas Road, Suite 400, Miami, Florida, hereinafter referred to as the Corporation.

A. The undersigned shareholders are the owners of 37,500,000 shares of the common stock of the Corporation issued pursuant to that certain December 11, 1998 Fee Letter attached hereto as Exhibit A.

B. The parties hereto desire to combine their votes as such shareholders, in the election of the board of the directors of the corporation and any other matter that would otherwise require a vote of the shareholders.

C. The parties desire to establish their mutual rights and obligations in the premises.

In consideration of the mutual covenants and conditions herein contained the parties agree:

I. Voting

 All the aforesaid shares of stock owned by the parties hereto, shall be voted as one body in the election of directors or for any other purpose or matter that would otherwise require a vote of the shareholders of the corporation.

II. Manner of Voting

The manner in which the shares of stock shall be voted shall be determined by
 Robert Ziner, in his discretion. Ziner shall provide the other parties hereto with notice of his intent of how the shares shall be voted in advance of the shareholders meeting at which any vote shall take place. If the shares are to be voted without a meeting pursuant to a Written Consent as is provided for by Florida Statute, then such notice shall be provided before such Written Consent is provided to the company.


III.	Condition on Stock Certificate

Each stock certificate evidencing the aforementioned shares shall be endorsed with the following statement:

	"The right to vote the shares represented by this certificate is limited by the provisions of a certain agreement among certain of the shareholders of the corporation, a copy of which is on file with the secretary of the corporation at its principal office at 2307 Douglas Road, Suite 400, Miami,
Florida 33145."

IV. Termination of Agreement

(a) This Agreement may be terminated by the vote of the owners of 37,500,000 of the shares covered by the agreement. Any party to this agreement may call for a vote on the termination of this agreement at any time.


IV. Binding Effect

This agreement shall be binding upon the heirs, personal representatives, and assigns of the parties hereto.

	In witness whereof, the undersigned parties have executed this agreement the day and the year first written above.


By:/s/ Robert Ziner
	Robert Ziner



By:/s/ Lyon Wexler
	Lyon Wexler for
	LWX Holdings, Inc.


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